Mail Stop 3010

March 18, 2010

VIA U.S. MAIL AND FAX (402) 597-8470

Mr. William J. Gerber
Chief Financial Officer
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

> **Re:** **TD AMERITRADE Holding Corporation**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 000-49992**

Dear Mr. Gerber:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief